UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number 0-17164

Mamma.com Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

PRESS RELEASE – EARNINGS CONFERENCE CALL

On November 14, 2006, the registrant announced its financial results for the third quarter for the year 2006 and certain other information. A copy of the registrant’s press release announcing these financial results and certain other information is furnished herewith as Exhibit 99.1.

The registrant hosted its third quarter 2006 earnings conference call on November 14, 2006, during which the registrant presented information regarding its earnings for the third quarter and nine months ended September 30, 2006, together with certain other information. The registrant hereby furnishes a script of the third quarter 2006 earnings conference call as Exhibit 99.2 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mamma.com Inc.
(Registrant)

Date	November 15, 2006	By:	/S/ GUY FAURÉ
(Signature) Guy Fauré, President and Chief Executive Officer

*	Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 14, 2006

99.2	Script from Earnings Conference Call on November 14, 2006